[redacted]

東京青山・青木法律事務所

[redacted]

05011374

RECEIVED
2005 SEP 21 A 11:-2

Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

FILE No. 82-5176

September 13, 2005

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translations of the documents which contents were announced by the Company:

- Notification of Return of Fuji Television Shares Lent in a Share Loan Agreement (dated August 31, 2005);
- Nippon Broadcasting Now a Wholly Owned Subsidiary of Fuji Television (dated September 1, 2005) and
- Notice of Foreign Ownership of Our Shares (dated September 1, 2005).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

PROCESSED
SEP 2 1 2005
THOMSON FINANCIAL

9/21

August 31, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: First Section of the Tokyo Stock Exchange Code number: 4676
For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations
Telephone: +81-3-5500-8258

Notification of Return of Fuji Television Shares Lent in a Share Loan Agreement

This is notification that Fuji Television Network, Inc. shares that were lent in a share loan agreement by Fuji Television subsidiary Nippon Broadcasting System, Inc. (Head office: Chiyoda Ward, Tokyo; president: Hiroshi Isohara) to Daiwa Securities SMBC, Co., Ltd. (Head office: Chiyoda Ward, Tokyo; president: Tatsuei Saito) were returned in full as of August 31, 2005.

Details are provided below.

1. Details of share loan agreement implemented by Nippon Broadcasting System

(1) Agreement date:	February 23, 2005
(2) Number of shares loaned:	220,000 shares
(3) Borrower:	Daiwa Securities SMBC
(4) Initial loan duration:	February 25, 2005 through March 15, 2007

2. Return of shares

Nippon Broadcasting System and Daiwa Securities SMBC entered a share loan agreement to facilitate the conversion to common stock of Fuji Television's First Series of Unsecured Convertible Bonds with Stock Acquisition Rights. Up to now, Daiwa Securities SMBC had returned a portion of the borrowed shares to Nippon Broadcasting as the conversion of the convertible bonds with stock acquisition rights progressed. The bonds were fully converted as of August 19, and since the initial objective of the share loan agreement was achieved, all remaining borrowed shares were returned as of August 31, 2005.

—End of document—

FILE No. 82-5176

September 1, 2005

To Whom It May Concern:

Company name: Fuji Television Network, Inc.
Stock listing: First Section of the Tokyo Stock Exchange Code number: 4676
For further information, please contact: Yuji Itoyama, Executive Vice President, Investor Relations
Telephone: +81-3-5500-8258

Nippon Broadcasting Now a Wholly Owned Subsidiary of Fuji Television

We herein give notice that a share exchange between Fuji Television Network, Inc. and Nippon Broadcasting System, Inc. (Head office: Chiyoda Ward, Tokyo; president: Hiroshi Isohara) to make Fuji Television the complete parent company of Nippon Broadcasting and Nippon Broadcasting a wholly owned subsidiary of Fuji Television was concluded on September 1, 2005 (the share exchange date). This share exchange was conducted in accordance with an agreement reached between Fuji Television and Nippon Broadcasting on July 12, 2005. We note that the share exchange was conducted through a cash-out merger in accordance with Article 12-9-1 of the Law on Special Measures for Industrial Revitalization.

—End of document—

FILE No. 82-5176

(Translation)

September 1, 2005

Dear Sirs:

Name of listed company:	Fuji Television Network, Incorporated
Representative:	Koichi Murakami President and Representative Director
Code No.:	No. 4676 1st section of Tokyo Stock Exchange
Inquiries to be directed to:	Osamu Okada General Manager of Finance Dept. (Tel: 03-5500-8888)

Notice of Foreign Ownership of Our Shares

Notice is hereby given that as of August 31, 2005, the percentage of voting rights in respect of issued shares held by foreigners (including those listed in items 1 through 3 of paragraph 1 of Article 5 of the Radio Law of Japan; the same applies hereinafter) to the total voting rights in respect of all issued shares of the Company was as described below:

Description

Percentage of foreign ownership as of August 31, 2005

Number of issued shares held by foreigners (Number of issued shares with voting rights held by foreigners [A])	365,202.00 shares (365,202.00 shares)
Total number of issued shares (Total number of issued shares with voting rights [B])	2,938,002.84 shares (2,226,080.00 shares)
Percentage of foreign ownership [A/B x 100 (with the third decimal place rounded upward or downward, as the case may be)]	16.41%

2. Date of publication: September 7, 2005 (Paper: Morning issue of Sangyo Keizai Shinbun)

(For reference)

Under the Radio Law of Japan, if any foreigner (including any person of non-Japanese nationality, any foreign corporation, any foreign government or any foreign association) holds 20% or more of the total voting rights in respect of issued shares in a radio broadcasting station, its license shall be revoked. Hence, in such case, such station will be entitled to reject any application for registration of a transfer of shares in the register of shareholders by such any foreigner, in accordance with paragraph 1 of Article 52-8 of the Broadcasting Law of Japan.

Under the provisions of paragraph 2 of Article 52-8 of the Broadcasting Law and paragraphs 2 and 3 of Article 17-3 of the Regulations for the Enforcement of the Broadcasting Law, if the percentage of voting rights in respect of issued shares held by foreigners to the total voting rights in respect of all issued shares is 15% or more, the radio broadcasting station shall be obligated to give public notice thereof.

- END -